UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2021

Commission File Number: 001-37452

CELYAD ONCOLOGY SA

(Translation of registrant’s name into English)

Rue Edouard Belin 2

1435 Mont-Saint-Guibert, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Subscription Agreement

On December 2, 2021, Celyad Oncology SA (the “Company”) entered into a Subscription Agreement (the “Subscription Agreement”) with CFIP CLYD LLC (“Fortress”), an affiliate of Fortress Investment Group, pursuant to which the Company agreed to sell to Fortress, in an unregistered offering, an aggregate of 6,500,000 ordinary shares, with no nominal value per share (“Ordinary Shares”) at a purchase price of $5.00 per share (the “Purchase Price”), which represents a 18.5% premium over the 30-day volume weighted average price of the Company’s American Depositary Shares on the Nasdaq Global Market (the “Private Placement”). The Private Placement is expected to close on or about December 8, 2021 (the “Closing Date”), subject to customary closing conditions. The Private Placement is expected to result in gross proceeds to the Company of approximately $32,500,000 excluding offering expenses. The Company intends to use the net proceeds from the Private Placement to fund research and development expenses, including the clinical development of its allogeneic CAR T candidates CYAD-101 and CYAD-211, to advance the current pipeline of preclinical CAR T candidates, to discover and develop additional preclinical product candidates using its proprietary non-gene edited short hairpin RNA (shRNA) technology platform, as well as for working capital, other general corporate purposes, and the enhancement of the Company’s intellectual property.

Shareholders’ Rights Agreement

In connection with the Subscription Agreement, the Company also entered into a Shareholders’ Rights Agreement (the “Shareholders’ Rights Agreement”) with Fortress, dated as of December 2, 2021. Pursuant to the Shareholders’ Rights Agreement, as long as Fortress continues to hold at least 10% of the Company’s outstanding Ordinary Shares, Fortress shall have the right to select two individuals to be, at Fortress’s option, either members of the Company’s Board of Directors (the “Board”) or non-voting observers of the Board. On the Closing Date, the Company will appoint to the Board one individual designated by Fortress, who shall be Ami Patel Shah. The Company also granted Fortress certain protective provisions related to the Company’s intellectual property portfolio.

Pursuant to the Shareholders’ Rights Agreement, Fortress also received a right of first offer on any new indebtedness to be incurred by Celyad and a pro rata right of first refusal on any new equity securities to be issued by the Company, as well as customary registration rights that it may exercise any time after the expiration of the Lockup/Standstill Period (as defined below).

Pursuant to the Shareholders’ Rights Agreement, Fortress has agreed to (i) a lock-up on sales of its Ordinary Shares purchased in the Private Placement and (ii) a standstill, both of which shall expire upon the earliest of (i) any Company EGM at which a Company EGM Proposal (both, as defined in the Shareholders’ Rights Agreement) fails to be approved by Company shareholders; (ii) the 90th day following the Closing Date if any Company EGM Proposal has not been approved by Company shareholders as of such date and (iii) nine months from the Closing Date (the “Lockup/Standstill Period”).

The Private Placement is exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder, as a transaction by an issuer not involving a public offering. Fortress has agreed to acquire the Ordinary Shares for investment only and not with a view to or for sale in connection with any distribution thereof.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Subscription Agreement and the Shareholders’ Rights Agreement, which are filed as Exhibit 10.1 and Exhibit 10.2, respectively, to this Current Report on Form 6-K.

Financial Position

The Company believes that following the close of the Private Placement, its existing cash and cash equivalents, combined with access to the equity purchase agreement established with Lincoln Park Capital Fund, LLC, should be sufficient, based on the current scope of activities, to fund operating expenses and capital expenditure requirements into the first half of 2023.

Press Release

On December 3, 2021, Celyad Oncology SA (the “Company”) issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

The information contained in this Current Report on Form 6-K, including Exhibit 99.1, except for the quote of Filippo Petti contained in Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-248464) and Form S-8 (File No. 333-220737).

Exhibits

Exhibit Number	Description

10.1+	Subscription Agreement dated December 2, 2021, by and among the Company and Fortress.

10.2+	Shareholders’ Rights Agreement dated December 2, 2021, by and among the Company and Fortress.

99.1	Press release dated December 3, 2021, furnished herewith.

+	Portions of this exhibit (indicated by asterisks) will be omitted in accordance with the rules of the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELYAD ONCOLOGY SA

Date: December 3, 2021	By:	/s/ Filippo Petti
Filippo Petti Chief Executive Officer and Financial Officer